UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

Janet L. Cohen

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Janet L. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,965,810 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,965,810 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,965,810 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 151,561,831 shares of Class V-3 common stock held of record by The RBC Millennium Trust, for which the Reporting Person serves as co-trustee with David A. Ladensohn, and may be deemed to have shared voting and investment power therein and (ii) 13,858,144 shares of Class V-3 common stock and 545,835 shares of Class V-1 common stock held of record by The Jill Cohen Mill Trust, for which the Reporting Person serves as co-trustee with David A. Ladensohn, and may be deemed to have shared voting and investment power therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the underwritten public offering of 10,000,000 shares of Class A common stock, including the 5,000,000 shares to be newly issued and sold by the Issuer in such offering and 5,000,000 shares to be newly issued upon conversion of Class V-3 common stock and Class V-1 common stock and then sold by certain selling securityholders, but excluding up to 1,500,000 shares of Class A common stock that may be sold by the Issuer in such offering upon the Underwriter’s exercise of its option to purchase additional shares of Class A common Stock (the “February Offering”). The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 265,125,813 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 165,965,810 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 28.5% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The RBC Millennium Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,561,831 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,561,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,561,831 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 151,561,831 shares of Class V-3 common stock held of record by The RBC Millennium Trust. Janet L. Cohen and David A. Ladensohn may be deemed to have shared voting and dispositive power with respect to the shares by virtue of each of their position as co-trustee of The RBC Millennium Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 250,721,834 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 151,561,831 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock immediately following the Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 26.0% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The Jill Cohen Mill Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,403,979 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,403,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,403,979 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 13,858,144 shares of Class V-3 common stock and 545,835 shares of Class V-1 common stock held of record by The Jill Cohen Mill Trust. Janet L. Cohen and David A. Ladensohn may be deemed to have shared voting and dispositive power with respect to the shares by virtue of each of their position as co-trustee of The Jill Cohen Mill Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 113,563,982 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 14,403,979 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 80,653,112 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 2.5% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

Explanatory Note

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022 and Amendment No. 2 to the Schedule 13D filed on July 26, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of (i) Janet L. Cohen, (ii) The RBC Millennium Trust and (iii) the Jill Cohen Mill Trust (collectively, the “Reporting Persons”), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units and Underwriting Agreement

In connection with the February Offering (as defined below) and following delivery of a written notice of redemption (the “Notice of Redemption”) to Symbotic Holdings LLC, 2,085,296 shares of Class A Common Stock will be issued upon redemption of 2,085,296 OpCo Units by The RBC Millennium Trust; and these shares of Class A Common Stock will be sold by this Reporting Person to the Underwriter (as defined below) pursuant to the Underwriting Agreement (as defined below). 2,085,296 shares of Class V-3 common stock, par value $0.0001 per share (the “Class V-3 Common Stock”), equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-3 Common Stock is conditioned on such closing. Janet L. Cohen and David A. Ladensohn are treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock cancelled and retired.

The Underwiting Agreement is summarized below in Item 4 which summary is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to include the following:

February Offering

On February 21, 2024, The RBC Millennium Trust and certain other selling securityholders named therein (collectively, the “Selling Securityholders”), Symbotic Holdings LLC, the Issuer and Goldman Sachs & Co. LLC (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”), pursuant to which the Issuer agreed to sell 5,000,000 shares of Class A Common Stock and the Selling Securityholders agreed to sell an aggregate of 5,000,000 shares of Class A Common Stock to the Underwriter, and the Underwriter agreed to purchase from the Issuer and the Selling Securityholders, subject to and upon the terms and conditions set forth therein, such shares of Class A Common Stock, but excluding up to 1,500,000 shares of Class A Common Stock that may be sold in the offering by the Issuer upon the Underwriter’s exercise of its option to purchase additional shares of Class A Common Stock (the “February Offering”), which will result, upon the closing of the February Offering, in approximately $369.9 million of aggregate proceeds to the Issuer and the Selling Securityholders before expenses. The February Offering was made pursuant to a registration statement previously filed by the Issuer with the SEC that was declared effective on August 2, 2023, by means of a prospectus supplement, dated February 21, 2024. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024. The RBC Millennium will sell 2,085,296 shares of Class A Common Stock in the February Offering for approximately $82,765,398 in proceeds before expenses.

The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Selling Securityholders and other customary obligations of the parties and termination provisions. For additional information regarding the Underwriting Agreement, see Item 6 below.

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024 with respect to the February Offering, the Reporting Persons are in the aggregate beneficial owners of 165,419,975 shares of Class V-3 Common Stock and 545,835 shares of Class V-1 common stock, par value $0.0001 per share (the “Class V-1 Common Stock”), immediately following the February Offering, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 62.6% of the Class A Common Stock immediately following the February Offering, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s collective shares of Class V-3 Common Stock and Class V-1 Common Stock, as applicable, into shares of Class A Common Stock, resulting in a total of (i) 265,125,813 shares of Class A Common Stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A Common Stock outstanding immediately following the February Offering and (y) 165,965,810 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-3 Common Stock and Class V-1 Common Stock, as applicable, immediately following the Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A Common Stock, (ii) 78,604,388 shares of Class V-1 Common Stock, and (iii) 404,394,196 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 28.5% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) immediately following the February Offering.

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering, The RBC Millennium Trust is the record holder of 151,561,831 shares of Class V-3 Common Stock immediately following the February Offering. Janet L. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC Millennium Trust by virtue of her role as co-trustee along with David A. Ladensohn. In connection with the February Offering and following delivery of a Notice of Redemption to Symbotic Holdings LLC, 2,085,296 shares of Class A Common Stock will be issued upon redemption of 2,085,296 OpCo Units by The RBC Millennium Trust and then such shares of Class A Common Stock will be sold to the Underwriter pursuant to the Underwriting Agreement. 2,085,296 shares of Class V-3 Common Stock, equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-3 Common Stock is conditioned on such closing. Janet L. Cohen may be treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock cancelled and retired by virtue of her role as co-trustee along with David A. Ladensohn of The RBC Millennium Trust. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The Jill Cohen Mill Trust is the record holder of 13,858,144 shares of Class V-3 Common Stock and 545,835 shares of Class V-1 Common Stock. Janet L. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The Jill Cohen Mill Trust by virtue of her role as co-trustee along with David A. Ladensohn.

(c)

Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units

The redemption of the OpCo Units is summarized above in Item 3 which summary is hereby incorporated by reference into this Item 6.

Underwriting Agreement and Lock-Up Agreement

The Issuer and the Selling Securityholders agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Issuer and the Selling Securityholders, an aggregate of 10,000,000 shares of Class A Common Stock in the February Offering, which will result, upon the closing of the February Offering, in approximately $396.9 million aggregate proceeds to the Issuer and the Selling Securityholders before expenses, pursuant to, and subject to the terms and conditions of the Underwriting Agreement.

In connection with the February Offering, on February 21, 2024, The RBC Millennium Trust and The Jill Cohen Mill Trust also entered into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with the Underwriter. Pursuant to the Lock-Up Agreements, each of these Reporting Person has agreed with the Underwriter, subject to certain exceptions (including the sale of their securities that otherwise would be delivered in connection with the settlement of the restricted stock units or any other method to satisfy any tax withholding obligations as determined or permitted by the Issuer in its sole discretion from time to time pursuant to the applicable restricted stock units award agreements), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from February 21, 2024 continuing through the date 90 days thereafter, except with the prior written consent of the representative.

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

99.2*	Underwriting Agreement, dated February 21, 2024, by and among the Issuer, Symbotic Holdings LLC, the Selling Securityholders and the Underwriter.

99.3*	Form of Lock-Up Agreement (included as Annex I to the Underwriting Agreement filed as Exhibit 99.2 hereto).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

JANET L. COHEN

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: Janet L. Cohen, Individually

THE RBC MILLENNIUM TRUST

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: Co-Trustee

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: Co-Trustee

THE JILL COHEN MILL TRUST

By:	/s/ Janet L. Cohen
Name: Janet L. Cohen
Title: Co-Trustee

By:	/s/ David A. Ladensohn
Name: David A. Ladensohn
Title: Co-Trustee